BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

August 3, 2023

Eric Envall and Jennifer Zepralka

Division of Corporation Finance, Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2023
File No. 001-14905

Dear Mr. Envall and Ms. Zepralka:

The purpose of this letter is to respond to the Division of Corporation Finance’s letter dated July 28, 2023 (“Corp Finance Letter”). As requested, we confirm that we will enhance Pay Versus Performance disclosures in future proxy statements in accordance with topics discussed in the Corp Finance Letter.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer